

03026631

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ACE Securities Corp.
Exact Name of Registrant as Specified in Charter

0001063292
Registrant CIK Number

Form 8-K, July 3, 2003, Series 2003-TC1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-81236
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

JUL 9 2003

CRG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 3, 2003

ACE SECURITIES CORP.


By:________________________________
Name: Douglas K. Johnson
Title: President


By:________________________________
Name: Evelyn Echevarria
Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Preliminary Collateral Term Sheet	P*

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* The Preliminary Structural and Collateral Term Sheet has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Town & Country
Preliminary Collateral Analysis
All records
1,829 records
Balance: 308,114,626

Deutsche Bank 

Remaining Principal Balance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	FICO Score	Weighted Average Original LTV	% Full Doc	% Primary Residence	% Single Family Residence
25,000.01 - 50,000.00	14	615,524.10	8.54	9.127	254	623.2	61.50	93.51	92.83	85.91
50,000.01 - 75,000.00	102	6,595,293.23	91.46	9.078	320	591.4	68.72	71.90	91.63	80.08
Total:	116	7,210,817.33	100.00	9.082	315	594.1	68.11	73.74	91.73	80.58

Loan Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	FICO Score	Weighted Average Original LTV	% Full Doc	% Primary Residence	% Single Family Residence
Refinance - Cashout	1,068	169,676,601.57	55.07	8.056	348	618.8	78.91	69.23	95.29	80.01
Refinance - Rate Term	753	137,434,874.00	44.61	7.703	351	635.1	83.06	74.08	97.66	84.16
Purchase	8	1,003,150.64	0.33	8.453	358	621.0	84.81	57.65	91.65	78.40
Total:	1,829	308,114,626.21	100.00	7.899	350	626.1	80.78	71.35	96.33	81.86

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	FICO Score	Weighted Average Original LTV	% Full Doc	% Primary Residence	% Single Family Residence
Single Family Residence	1,501	252,210,413.28	81.86	7.905	350	625.2	81.00	72.57	97.44	100.00
PUD	120	19,719,000.70	6.40	7.978	346	619.4	82.58	65.35	97.84	0.00
Condo	114	19,364,025.77	6.28	7.700	351	633.4	81.13	69.87	94.28	0.00
2-4 Family	93	16,660,833.65	5.41	7.972	350	636.3	74.89	61.44	80.21	0.00
Manufactured Housing	1	160,352.81	0.05	5.990	357	765.0	79.90	100.00	100.00	0.00
Total:	1,829	308,114,626.21	100.00	7.899	350	626.1	80.78	71.35	96.33	81.86

Lien Position	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	FICO Score	Weighted Average Original LTV	% Full Doc	% Primary Residence	% Single Family Residence
1st Lien	1,829	308,114,626.21	100.00	7.899	350	626.1	80.78	71.35	96.33	81.86
Total:	1,829	308,114,626.21	100.00	7.899	350	626.1	80.78	71.35	96.33	81.86

All records
1,829 records
Balance: 308,114,626

 

FICO Score	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	FICO Score	Weighted Average Original LTV	% Full Doc	% Primary Residence	% Single Family Residence
500 - 524	90	12,102,060.57	10.44	9.487	357	515.3	72.44	73.65	98.24	85.79
525 - 549	175	25,622,524.65	22.10	9.362	354	535.7	73.77	74.37	98.40	85.87
550 - 574	304	49,295,361.36	42.52	8.746	353	560.2	79.50	73.68	98.44	82.70
575 - 599	186	28,901,987.68	24.93	8.653	353	586.7	79.80	76.50	97.85	80.56
Total:	755	115,921,934.26	100.00	8.936	354	556.7	77.57	74.53	98.26	83.19

Orig LTV gt 80	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	FICO Score	Weighted Average Original LTV	% Full Doc	% Primary Residence	% Single Family Residence
75.01 - 80.00	127	17,400,902.70	8.84	8.594	345	598.0	80.00	52.43	96.22	75.74
80.01 - 85.00	348	58,746,162.62	29.84	8.156	352	610.0	83.89	69.20	97.28	83.35
85.01 - 90.00	449	85,186,150.08	43.26	7.698	354	633.5	89.14	79.43	97.42	83.26
90.01 - 95.00	174	35,563,733.78	18.06	6.924	350	683.2	94.12	95.61	100.00	85.08
Total:	1,098	196,896,949.18	100.00	7.774	352	632.3	87.66	76.91	97.74	82.95

Combined Orig Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	FICO Score	Weighted Average Original LTV	% Full Doc	% Primary Residence	% Single Family Residence
20.01 - 25.00	2	259,311.27	0.08	7.193	357	661.1	21.74	23.12	100.00	0.00
25.01 - 30.00	2	158,634.49	0.05	8.358	357	627.8	27.30	48.45	100.00	100.00
30.01 - 35.00	11	1,132,385.77	0.37	7.746	321	659.2	33.34	72.91	77.88	78.84
35.01 - 40.00	5	439,529.07	0.14	7.959	315	635.7	38.67	33.98	100.00	76.34
40.01 - 45.00	17	1,703,545.60	0.55	8.471	326	605.6	42.60	49.64	100.00	88.77
45.01 - 50.00	23	2,989,652.45	0.97	8.157	338	624.7	47.59	44.59	78.07	78.81
50.01 - 55.00	43	5,678,180.88	1.84	8.295	351	614.5	52.90	67.55	92.43	80.20
55.01 - 60.00	56	7,694,649.44	2.50	8.498	350	592.8	58.21	75.45	92.47	78.40
60.01 - 65.00	74	9,881,864.15	3.21	8.269	347	606.9	62.65	69.98	88.98	81.57
65.01 - 70.00	136	20,310,780.02	6.59	8.028	344	623.5	67.96	65.07	90.30	81.30
70.01 - 75.00	206	33,051,478.30	10.73	8.286	345	605.3	73.37	52.76	97.83	79.82
75.01 - 80.00	283	45,318,568.29	14.71	8.107	347	615.3	78.74	59.66	96.01	77.82
80.01 - 85.00	348	58,746,162.62	19.07	8.156	352	610.0	83.89	69.20	97.28	83.35
85.01 - 90.00	449	85,186,150.08	27.65	7.698	354	633.5	89.14	79.43	97.42	83.26
90.01 - 95.00	174	35,563,733.78	11.54	6.924	350	683.2	94.12	95.61	100.00	85.08
Total:	1,829	308,114,626.21	100.00	7.899	350	626.1	80.78	71.35	96.33	81.86

Deutsche Bank 

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	FICO Score	Weighted Average Original LTV	% Full Doc	% Primary Residence	% Single Family Residence
Primary	1,753	296,821,317.09	96.33	7.902	349	624.7	81.08	71.60	100.00	82.79
Non-Owner Occupied	74	10,892,191.38	3.54	7.786	354	665.9	72.30	63.60	0.00	57.14
Second Home	2	401,117.74	0.13	8.770	359	571.7	87.39	100.00	0.00	59.39
Total:	1,829	308,114,626.21	100.00	7.899	350	626.1	80.78	71.35	96.33	81.86

Back Ratio	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	FICO Score	Weighted Average Original LTV	% Full Doc	% Primary Residence	% Single Family Residence
40.01 - 45.00	362	63,263,989.42	38.04	7.855	349	627.7	81.89	69.30	96.83	80.17
45.01 - 50.00	471	86,141,241.66	51.80	7.866	352	625.9	83.39	72.60	98.19	83.10
50.01 - 55.00	92	16,884,862.28	10.15	8.546	353	585.8	78.24	81.82	97.30	80.27
Total:	925	166,290,093.36	100.00	7.931	351	622.5	82.30	72.28	97.58	81.70

Minimum: 40.30
Maximum: 55.00
Weighted Average: 46.73

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	FICO Score	Weighted Average Original LTV	% Full Doc	% Primary Residence	% Single Family Residence
Full	1,342	219,851,423.63	71.35	7.888	350	623.4	82.12	100.00	96.67	83.26
Stated Documentation	339	59,432,985.08	19.29	8.009	349	632.6	76.54	0.00	95.93	78.75
Limited/Lite	148	28,830,217.50	9.36	7.758	350	632.5	79.32	0.00	94.64	77.60
Total:	1,829	308,114,626.21	100.00	7.899	350	626.1	80.78	71.35	96.33	81.86

Deutsche Bank 

Coupons (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	FICO Score	Weighted Average Original LTV	% Full Doc	% Primary Residence	% Single Family Residence
10.001 - 10.500	53	6,628,000.24	61.48	10.328	356	556.3	74.03	69.50	98.90	90.79
10.501 - 11.000	21	2,545,696.21	23.61	10.793	337	544.2	74.32	51.38	100.00	69.18
11.001 - 11.500	3	351,506.99	3.26	11.427	358	526.9	66.49	100.00	100.00	59.06
11.501 - 12.000	7	666,844.67	6.19	11.935	358	535.2	66.52	38.48	83.22	80.01
12.001 - 12.500	2	144,302.20	1.34	12.250	359	541.3	82.34	100.00	100.00	0.00
12.501 - 13.000	3	381,384.67	3.54	12.853	358	568.2	72.03	65.29	56.92	100.00
13.001 - 13.500	1	63,154.18	0.59	13.500	358	527.0	55.00	100.00	0.00	100.00
Total:	90	10,780,889.16	100.00	10.707	352	551.2	73.32	64.73	96.17	83.15

Minimum: 10.050
Maximum: 13.500
Weighted Average: 10.707

Credit Grade	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	FICO Score	Weighted Average Original LTV	% Full Doc	% Primary Residence	% Single Family Residence
2A	254	42,559,958.95	13.81	8.306	354	587.1	82.25	74.12	98.31	80.83
3A	89	14,859,559.17	4.82	7.782	354	618.1	82.85	79.26	96.18	74.49
4A	76	13,828,888.71	4.49	7.667	355	633.7	82.84	60.95	99.00	73.23
5A	97	16,814,021.54	5.46	7.290	355	648.3	86.77	76.20	100.00	89.82
6A	87	15,337,096.28	4.98	7.102	350	668.5	85.26	70.98	92.16	72.95
7A	121	24,003,349.99	7.79	6.720	342	691.8	84.88	60.77	94.96	84.29
8A	142	25,176,546.61	8.17	6.342	342	733.8	80.91	70.88	94.88	83.04
A	191	31,785,717.26	10.32	8.778	350	573.4	79.84	74.66	97.19	82.82
AA	88	16,209,316.53	5.26	7.964	354	616.9	81.45	77.36	94.65	81.58
AAA	260	47,200,548.45	15.32	7.090	341	685.1	82.14	64.99	93.15	80.94
B	279	41,414,147.08	13.44	9.183	353	553.3	76.27	75.83	98.62	86.78
C	119	15,822,005.40	5.14	9.601	357	542.4	70.11	67.72	97.33	80.07
D	26	3,103,470.24	1.01	10.110	358	539.1	54.29	93.55	94.27	91.01
Total:	1,829	308,114,626.21	100.00	7.899	350	626.1	80.78	71.35	96.33	81.86

Deutsche Bank 

Geographic Distribution by State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	FICO Score	Weighted Average Original LTV	% Full Doc	% Primary Residence	% Single Family Residence
Minnesota	321	48,194,811.32	37.37	8.041	345	634.3	81.86	78.59	96.43	89.80
Illinois	220	33,585,913.18	26.04	8.422	355	614.9	83.43	68.59	98.66	82.96
Colorado	165	27,393,705.00	21.24	7.620	355	642.1	83.12	62.65	96.95	81.18
Rhode Island	124	19,795,064.20	15.35	8.097	347	619.5	81.91	81.99	97.80	84.02
Total:	830	128,969,493.70	100.00	8.060	350	628.6	82.55	73.12	97.33	85.30

Number of States Represented: 4

Town & Country
Preliminary Collateral Analysis
All records
1,829 records
Balance: 308,114,626

Deutsche Bank 

JR. Balance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Average Remaining Principal Balance	Weighted Average Coupon	Weighted Average Original LTV	Weighted Average Effective Original LTV	Weighted Average Combined Original LTV
<= 0.00	1,798	303,297,031.64	98.44	168,685.78	7.901	80.80	55.40	80.80
0.01 - 10,000.00	6	714,217.10	0.23	119,036.18	9.183	78.72	66.53	83.04
10,000.01 - 20,000.00	9	1,228,639.88	0.40	136,515.54	7.904	85.13	52.58	93.54
20,000.01 - 30,000.00	6	835,063.99	0.27	139,177.33	8.228	71.80	50.72	83.72
30,000.01 - 40,000.00	3	459,726.57	0.15	153,242.19	7.691	79.32	49.56	97.39
40,000.01 - 50,000.00	4	567,361.74	0.18	141,840.44	6.996	75.25	49.71	99.25
50,000.01 - 60,000.00	1	381,232.34	0.12	381,232.34	6.990	87.13	49.66	99.43
60,000.01 - 70,000.00	1	387,164.91	0.13	387,164.91	6.999	85.00	49.30	99.82
70,000.01 - 80,000.00	1	244,188.04	0.08	244,188.04	6.990	69.60	49.42	92.19
Total:	1,829	308,114,626.21	100.00	168,460.70	7.899	80.78	55.36	80.98

Credit-Based Asset Servicing and Securitization, LLC
C-BASS CBO VII Security Repurchase Agreement
Summary of Proposed Terms and Conditions
July 3, 2003
(For Discussion Purposes Only)

The following is a summary of the basic terms and conditions of the Master Repurchase Agreement, for discussion purposes only.

Seller: Credit-Based Asset Servicing and Securitization, LLC ("C-BASS").

Buyer: Wachovia Bank, National Association, or a non-bank affiliate ("WB").

Purchased Assets: The certificates representing 100% ownership of the BB-rated Class E Certificates and 100% ownership of the BB-rated Preference Share Certificates and [100% ownership of the BBB-rated Class D Certificates] of C-BASS CBO VII.

Eligible Assets: Securities in the form of Collateralized Bond Obligations ("CBO") (the "Purchased Assets") with individual credit ratings of ["BBB" and] "BB". The Purchased Assets will be interests in a trust comprised of a pool of a portfolio of assets consisting primarily of United States residential mortgage-backed securities, commercial mortgage-backed securities and general asset-backed securities. If a Purchased Asset is downgraded, it will become ineligible and shall be deemed to have a Market Value of zero. All rights, title, and interest in the Purchased Assets will be transferred to WB during the term of the Repurchase Agreement and the Purchased Assets shall be registered in the name of WB.

Purchase Limit: $[xx.x] aggregate Purchase Price.

Purchase Price: The aggregate Purchase Price for Purchased Assets shall not exceed (a) 75% of the Market Value of purchased BB-rated bonds, (b) 80% of the Market Value of purchased BBB-rated bonds, and (c) 50% of the Market Value of purchased BB-rated Preference Share Certificates.

Pricing Rate: 30-day LIBOR plus (a) 200 basis points with respect to BB-rated bonds, (b) 125 basis points with respect to BBB-rated bonds, (c) 300 basis points for BB-rated preference share certificates. The price differential will be calculated on the basis of a 360-day year and the actual number of days elapsed between the sale and repurchase dates (the "Price Differential").

Structuring Fee: None.

Minimum Transaction: The size of a repurchase transaction will be at least $2,000,000.

Facility Term: 546 days which shall be extendable for additional periods of 180 days thereafter (as requested in writing by Seller) at the option of the Buyer.

Repurchase Term: 30 days or less. The Seller will be required to repurchase all Purchased Assets held by the Buyer on the Settlement Date. In the absence of any

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	default under the agreement, the Seller may roll each repurchase transaction on the Settlement Date for another Repurchase Term.
Settlement Date:	The earlier of (1) the 25th day of each month or, if such day is not a business day, the next business day, or (2) expiration of the Facility Term.
Repurchase Price:	The Repurchase Price of the Purchased Assets will be equal to the Purchase Price plus the Price Differential.
Required Documents:	The Master Repurchase Agreement between the Seller and the Buyer, and such other documents as WB may require in connection with the Master Repurchase Agreement, all of which shall be in form and substance, and subject to such terms and conditions, as shall be acceptable to WB and its counsel ("Required Documents").
Market Value:	The Buyer, in its sole discretion, will determine the "Market Value" of the Purchased Assets. The Buyer has no obligation to mark any Purchased Asset higher than its initial mark.
Marked-to-Market	The Purchased Assets will be marked-to-market as often as daily and at Buyer's sole discretion.
Required Margin:	For BB-rated Bonds, 133.33% of the Purchase Price; for BBB-rated Bonds, 125.00% of the Purchase Price; for BB-rated preference share certificates, 200.00% of the Purchase Price.
Margin Maintenance:	At all times during the Repurchase Term, the current margin must either exceed or be equal to the Required Margin.
Margin Call:	If, at any time during the Repurchase Term, the current margin is less than the Required Margin, there will be a margin deficit (the "Margin Deficit"). The Buyer will require the Seller to post, at the Buyer's option, cash or additional Securities acceptable to Buyer in order to eliminate the Margin Deficit within 1 business day of written or electronic notification from Buyer.
Events of Default:	Including, but not limited to, the Seller's failure to meet a Margin Call or make any other payment, and the failure to comply with covenants.
Default Remedies:	Upon the occurrence of any event of default, and if such default is not cured within any applicable grace period, the Buyer may sell some or all of the Purchased Assets to third parties. The Buyer will then apply the proceeds from such sale to the aggregate Repurchase Price of all bonds.
Representations And Warranties:	The Seller will make standard corporate representations and warranties in the Master Repurchase Agreement. The Seller will also make standard representations and warranties concerning the bonds in the Master Repurchase Agreement.

Credit Agreement: Credit Agreement shall mean the Second Amended and Restated Credit Agreement dated as of June 27, 2003, as amended, among the Seller and certain of its Affiliates, the lenders named therein, Wachovia Bank N.A. as co-arranger, Bank of America, N.A. as syndication agent, Banc of America Securities LLC as sole lead arranger/bank manager, Salomon Brothers Realty Corp. and The Chase Manhattan Bank as Co-documentation agents, and Wachovia Bank, N.A. as administrative agent, as such agreement as so amended may hereafter be amended from time to time.

Covenants: Standard affirmative and negative covenants customary for facilities of this size, type, and purpose including Covenants as described in paragraphs 15(m) and 15 (n) of the Credit Agreement. (See Schedule 1 to this Document)

Reporting Requirements:

- The Seller to deliver quarterly financial statements on a consolidated basis within 45 days after the end of each quarter. Concurrently with each delivery of the financial statements, a compliance certificate executed by an authorized officer.
- The Seller to deliver within 90 days after the end of each fiscal year, consolidated financial statements presented fairly in accordance with GAAP, accompanied by an unqualified opinion from a nationally recognized independent certified public accounting firm deemed acceptable by Buyer.

Required Capital: "Required Capital" shall mean, with respect to C-BASS, the sum of, for each class of assets of C-BASS and its consolidated Subsidiaries as reflected on the consolidated financial statements of C-BASS, the product of (i) the book value of such class of assets, as shown on the most recent consolidated financial statement of C-BASS delivered to the Wachovia Bank, multiplied by (ii) the respective percentage multiplier for such class of assets, as set forth below:

ASSET PERCENTAGE MULTIPLIER	
CASH AND CASH EQUIVALENTS	0.00%
MORTGAGE-RELATED ASSETS	
Securities:	
Arrearage	5.00%
AAA Rated - MBS	5.00%
AAA Rated - ABS	5.00%
AA Rated	8.00%
A Rated	15.00%
BBB Rated	20.00%
BB Rated	25.00%
C-BASS BB Rated	25.00%
B Rated	35.00%

Non-rated	35.00%
Non-rated OC/XS	35.00%
NR IO's	35.00%
C-BASS Retained (below investment grade)	50.00%
Mortgage Loans:	
Performing	5.00%
Re-performing	10.00%
Non-performing	15.00%
Loss Reserve	0.00%
Recent acquisitions - performance unknown	15.00%
Real estate owned	15.00%
Deferred transaction costs	10.00%
RECEIVABLE FROM BROKERS	
Margin Deposits – Initial	100.00%
Margin Deposits - Maintenance	0.00%
TBA Outstanding	0.00%
Open Sales	5.00%
Cancel/correction	100.00%
FIXED ASSETS	50.00%
SERVICING RIGHTS	35.00%
GOODWILL AND OTHER INTANGIBLES	100.00%
SERVICING ADVANCES RECEIVABLE	10.00%
DUE FROM PARENTS	10.00%
ACCOUNTS RECEIVABLE AND OTHER ASSETS	
Receivables from trustees	2.00%
Receivables from servicers	5.00%
Accrued interest	10.00%
Investment in JV	50.00%
Servicing fees receivable	20.00%
Cash value of life insurance policies	0.00%
Loans to executives	50.00%
Others	20.00%
Deposit on trades (margin)	100.00%
FHA/VA claim receivable	20.00%

provided, that notwithstanding anything to the contrary set forth above, it is understood and agreed that in the event that (i) mortgage loans or other assets have been included in a securitization (including a reREMIC or a CBO) by C-BASS or one of its Subsidiaries (it being understood that C-BASS may or may not have retained and may or may not own a related class of securities in such securitization), and (ii) for accounting purposes C-BASS is required to report related securities sold to third parties as liabilities, and the underlying mortgage loans or other assets as assets, on its consolidated financial statements, then only the C-BASS-owned related class of securities, if any, shall be deemed to be assets shown on the consolidated financial statements of C-BASS for the purpose of the above calculation; provided further that (a) for the purposes of this proviso, the term "securitization" shall be deemed to include only (1) those transactions with respect to which (A) the underlying assets have been transferred to a special-purpose entity or vehicle or a REMIC or other trust (collectively, the "Transferee") in a transaction structured in a way such that such transfer would qualify as a legal "true sale" and/or "true contribution" ("true contribution" meaning, for the purposes hereof, the contribution of such assets by C-BASS to such Transferee in exchange for equity in such Transferee), (B) C-BASS and any such Transferee would not be substantively consolidated in an insolvency proceeding involving C-BASS as the debtor, and (3) C-BASS has made available to the Buyer upon request true sale/non-consolidation opinions with respect to such securitization acceptable to the Buyer, or (C) such other transactions reasonably determined by the Buyer acting in good faith to be "securitizations;" and (b) the Buyer shall have the right to make an independent good faith determination (which determination shall be controlling and conclusive for purposes hereof) of the value of such securities which shall be deemed to be owned by C-BASS for the purposes hereof.

Conditions Precedent: Usual and customary for repurchase agreements of this size, type and purpose including but not limited to execution and delivery of the Required Documents in form and substance satisfactory to Buyer and its counsel.

Expenses: The Seller will pay for all out-of-pocket legal expenses incurred by the Buyer in connection with the preparation and execution of documents with respect to the Master Repurchase Agreement.

The Summary of Terms and Conditions is intended as an outline only and does not purport to summarize all the conditions, covenants, representations, warranties, events of defaults, remedies and other provisions which would be contained in definitive legal documentation for the financing and transactions contemplated hereby. The commitment of Wachovia Bank National Association is subject to negotiation and execution of definitive documents in form and substance satisfactory to Wachovia Bank National Association and its counsel.

Schedule 1

15(m) Adjusted GAAP Net Worth to Required Capital Ratio of C-BASS. C-BASS covenants and agrees with the Administrative Agent and each Lender that it will not, directly or indirectly, permit the ratio of (i) the Adjusted GAAP Net Worth of C-BASS, to (ii) Required Capital, as of the last day of any calendar month, to be less than 1.0:1.0.

15(n) Minimum Adjusted GAAP Net Worth of C-BASS and Litton LP. C-BASS covenants and agrees with the Administrative Agent and each Lender that it will not at any time, directly or indirectly, permit its Adjusted GAAP Net Worth at any date to be less, at any time, than the sum of (i) $350,000,000, *plus* (ii) seventy-five percent (75%) of the aggregate amount of all Indebtedness issued by C-BASS and subordinated in right of payment and performance to the Obligations (including, without limitation, all Indebtedness of the type described in Paragraph 1(f) of Exhibit G to this Agreement) issued by C-BASS after May 1, 2003, *less* (iii) seventy-five percent (75%) of the aggregate amount of all Indebtedness issued by C-BASS and subordinated in right of payment and performance to the Obligations (including, without limitation, all Indebtedness of the type described in Paragraph 1(f) of Exhibit G to this Agreement) retired by C-BASS after May 1, 2003.

Ace Securities Corp.
Home Equity Loan Trust, Series 2003-TC1

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Coupon	Weighted Average Original LTV	Weighted Average Effective Original LTV
<= 50.00	60	$6,683,059	2.17%	8.122%	41.83%	41.71%
50.01 - 55.00	43	5,678,181	1.84	8.295	52.90	50.55
55.01 - 60.00	56	7,694,649	2.50	8.498	58.21	53.62
60.01 - 65.00	74	9,881,864	3.21	8.269	62.65	53.78
65.01 - 70.00	136	20,310,780	6.59	8.028	67.96	53.33
70.01 - 75.00	206	33,051,478	10.73	8.286	73.37	58.83
75.01 - 80.00	283	45,318,568	14.71	8.107	78.74	54.40
80.01 - 85.00	348	58,746,163	19.07	8.156	83.89	55.91
85.01 - 90.00	449	85,186,150	27.65	7.698	89.14	55.93
90.01 - 95.00	174	35,563,734	11.54	6.924	94.12	56.38
Total:	**1,829**	**$308,114,626**	**100.00%**	**7.899%**	**80.78%**	**55.36%**

	Town & Country
Bid Pool	
Dollar Amount	$386,957,369
Deletions	
Credit and Regulatory Compliance	
Dollar Amount	$1,867,850
% of Bid Pool	0.48%
Property Valuation	
Dollar Amount	$3,675,600
% of Bid Pool	0.95%
Total Due Diligence Deletions	
Dollar Amount	$5,543,450
% of Bid Pool	
Final Pool	
Dollar Amount	$381,413,919
% of Bid Pool	98.57%

Credit-Based Asset Servicing and Securitization, LLC
C-BASS CBO VII Security Repurchase Agreement
Summary of Proposed Terms and Conditions
July 3, 2003
(For Discussion Purposes Only)

The following is a summary of the basic terms and conditions of the Master Repurchase Agreement, for discussion purposes only.

Seller:	Credit-Based Asset Servicing and Securitization, LLC ("C-BASS").
Buyer:	Wachovia Bank, National Association, or a non-bank affiliate ("WB").
Purchased Assets:	The certificates representing 100% ownership of the BB-rated Class E Certificates and 100% ownership of the BB-rated Preference Share Certificates and [100% ownership of the BBB-rated Class D Certificates] of C-BASS CBO VII.
Eligible Assets:	Securities in the form of Collateralized Bond Obligations ("CBO") (the "Purchased Assets") with individual credit ratings of ["BBB" and] "BB". The Purchased Assets will be interests in a trust comprised of a pool of a portfolio of assets consisting primarily of United States residential mortgage-backed securities, commercial mortgage-backed securities and general asset-backed securities. If a Purchased Asset is downgraded, it will become ineligible and shall be deemed to have a Market Value of zero. All rights, title, and interest in the Purchased Assets will be transferred to WB during the term of the Repurchase Agreement and the Purchased Assets shall be registered in the name of WB.
Purchase Limit:	$[xx.x] aggregate Purchase Price.
Purchase Price:	The aggregate Purchase Price for Purchased Assets shall not exceed (a) 75% of the Market Value of purchased BB-rated bonds, (b) 80% of the Market Value of purchased BBB-rated bonds, and (c) 50% of the Market Value of purchased BB-rated Preference Share Certificates.
Pricing Rate:	30-day LIBOR plus (a) 200 basis points with respect to BB-rated bonds, (b) 125 basis points with respect to BBB-rated bonds, (c) 300 basis points for BB-rated preference share certificates. The price differential will be calculated on the basis of a 360-day year and the actual number of days elapsed between the sale and repurchase dates (the "Price Differential").
Structuring Fee:	None.
Minimum Transaction:	The size of a repurchase transaction will be at least $2,000,000.
Facility Term:	546 days which shall be extendable for additional periods of 180 days thereafter (as requested in writing by Seller) at the option of the Buyer.
Repurchase Term:	30 days or less. The Seller will be required to repurchase all Purchased Assets held by the Buyer on the Settlement Date. In the absence of any

---

	default under the agreement, the Seller may roll each repurchase transaction on the Settlement Date for another Repurchase Term.
Settlement Date:	The earlier of (1) the 25th day of each month or, if such day is not a business day, the next business day, or (2) expiration of the Facility Term.
Repurchase Price:	The Repurchase Price of the Purchased Assets will be equal to the Purchase Price plus the Price Differential.
Required Documents:	The Master Repurchase Agreement between the Seller and the Buyer, and such other documents as WB may require in connection with the Master Repurchase Agreement, all of which shall be in form and substance, and subject to such terms and conditions, as shall be acceptable to WB and its counsel ("Required Documents").
Market Value:	The Buyer, in its sole discretion, will determine the "Market Value" of the Purchased Assets. The Buyer has no obligation to mark any Purchased Asset higher than its initial mark.
Marked-to-Market	The Purchased Assets will be marked-to-market as often as daily and at Buyer's sole discretion.
Required Margin:	For BB-rated Bonds, 133.33% of the Purchase Price; for BBB-rated Bonds, 125.00% of the Purchase Price; for BB-rated preference share certificates, 200.00% of the Purchase Price.
Margin Maintenance:	At all times during the Repurchase Term, the current margin must either exceed or be equal to the Required Margin.
Margin Call:	If, at any time during the Repurchase Term, the current margin is less than the Required Margin, there will be a margin deficit (the "Margin Deficit"). The Buyer will require the Seller to post, at the Buyer's option, cash or additional Securities acceptable to Buyer in order to eliminate the Margin Deficit within 1 business day of written or electronic notification from Buyer.
Events of Default:	Including, but not limited to, the Seller's failure to meet a Margin Call or make any other payment, and the failure to comply with covenants.
Default Remedies:	Upon the occurrence of any event of default, and if such default is not cured within any applicable grace period, the Buyer may sell some or all of the Purchased Assets to third parties. The Buyer will then apply the proceeds from such sale to the aggregate Repurchase Price of all bonds.
Representations And Warranties:	The Seller will make standard corporate representations and warranties in the Master Repurchase Agreement. The Seller will also make standard representations and warranties concerning the bonds in the Master Repurchase Agreement.

Credit Agreement:

Credit Agreement shall mean the Second Amended and Restated Credit Agreement dated as of June 27, 2003, as amended, among the Seller and certain of its Affiliates, the lenders named therein, Wachovia Bank N.A. as co-arranger, Bank of America, N.A. as syndication agent, Banc of America Securities LLC as sole lead arranger/bank manager, Salomon Brothers Realty Corp. and The Chase Manhattan Bank as Co-documentation agents, and Wachovia Bank, N.A. as administrative agent, as such agreement as so amended may hereafter be amended from time to time.

Covenants:

Standard affirmative and negative covenants customary for facilities of this size, type, and purpose including Covenants as described in paragraphs 15(m) and 15 (n) of the Credit Agreement. (See Schedule 1 to this Document)

Reporting Requirements:

- The Seller to deliver quarterly financial statements on a consolidated basis within 45 days after the end of each quarter. Concurrently with each delivery of the financial statements, a compliance certificate executed by an authorized officer.

- The Seller to deliver within 90 days after the end of each fiscal year, consolidated financial statements presented fairly in accordance with GAAP, accompanied by an unqualified opinion from a nationally recognized independent certified public accounting firm deemed acceptable by Buyer.

Required Capital:

"Required Capital" shall mean, with respect to C-BASS, the sum of, for each class of assets of C-BASS and its consolidated Subsidiaries as reflected on the consolidated financial statements of C-BASS, the product of (i) the book value of such class of assets, as shown on the most recent consolidated financial statement of C-BASS delivered to the Wachovia Bank, multiplied by (ii) the respective percentage multiplier for such class of assets, as set forth below:

ASSET PERCENTAGE MULTIPLIER	
CASH AND CASH EQUIVALENTS	0.00%
MORTGAGE-RELATED ASSETS	
Securities:	
Arrearage	5.00%
AAA Rated - MBS	5.00%
AAA Rated - ABS	5.00%
AA Rated	8.00%
A Rated	15.00%
BBB Rated	20.00%
BB Rated	25.00%
C-BASS BB Rated	25.00%
B Rated	35.00%

Non-rated	35.00%
Non-rated OC/XS	35.00%
NR IO's	35.00%
C-BASS Retained (below investment grade)	50.00%
Mortgage Loans:	
Performing	5.00%
Re-performing	10.00%
Non-performing	15.00%
Loss Reserve	0.00%
Recent acquisitions - performance unknown	15.00%
Real estate owned	15.00%
Deferred transaction costs	10.00%
RECEIVABLE FROM BROKERS	
Margin Deposits – Initial	100.00%
Margin Deposits - Maintenance	0.00%
TBA Outstanding	0.00%
Open Sales	5.00%
Cancel/correction	100.00%
FIXED ASSETS	50.00%
SERVICING RIGHTS	35.00%
GOODWILL AND OTHER INTANGIBLES	100.00%
SERVICING ADVANCES RECEIVABLE	10.00%
DUE FROM PARENTS	10.00%
ACCOUNTS RECEIVABLE AND OTHER ASSETS	
Receivables from trustees	2.00%
Receivables from servicers	5.00%
Accrued interest	10.00%
Investment in JV	50.00%
Servicing fees receivable	20.00%
Cash value of life insurance policies	0.00%
Loans to executives	50.00%
Others	20.00%
Deposit on trades (margin)	100.00%
FHA/VA claim receivable	20.00%

provided, that notwithstanding anything to the contrary set forth above, it is understood and agreed that in the event that (i) mortgage loans or other assets have been included in a securitization (including a reREMIC or a CBO) by C-BASS or one of its Subsidiaries (it being understood that C-BASS may or may not have retained and may or may not own a related class of securities in such securitization), and (ii) for accounting purposes C-BASS is required to report related securities sold to third parties as liabilities, and the underlying mortgage loans or other assets as assets, on its consolidated financial statements, then only the C-BASS-owned related class of securities, if any, shall be deemed to be assets shown on the consolidated financial statements of C-BASS for the purpose of the above calculation; provided further that (a) for the purposes of this proviso, the term "securitization" shall be deemed to include only (1) those transactions with respect to which (A) the underlying assets have been transferred to a special-purpose entity or vehicle or a REMIC or other trust (collectively, the "Transferee") in a transaction structured in a way such that such transfer would qualify as a legal "true sale" and/or "true contribution" ("true contribution" meaning, for the purposes hereof, the contribution of such assets by C-BASS to such Transferee in exchange for equity in such Transferee), (B) C-BASS and any such Transferee would not be substantively consolidated in an insolvency proceeding involving C-BASS as the debtor, and (3) C-BASS has made available to the Buyer upon request true sale/non-consolidation opinions with respect to such securitization acceptable to the Buyer, or (C) such other transactions reasonably determined by the Buyer acting in good faith to be "securitizations;" and (b) the Buyer shall have the right to make an independent good faith determination (which determination shall be controlling and conclusive for purposes hereof) of the value of such securities which shall be deemed to be owned by C-BASS for the purposes hereof.

Conditions Precedent: Usual and customary for repurchase agreements of this size, type and purpose including but not limited to execution and delivery of the Required Documents in form and substance satisfactory to Buyer and its counsel.

Expenses: The Seller will pay for all out-of-pocket legal expenses incurred by the Buyer in connection with the preparation and execution of documents with respect to the Master Repurchase Agreement.

The Summary of Terms and Conditions is intended as an outline only and does not purport to summarize all the conditions, covenants, representations, warranties, events of defaults, remedies and other provisions which would be contained in definitive legal documentation for the financing and transactions contemplated hereby. The commitment of Wachovia Bank National Association is subject to negotiation and execution of definitive documents in form and substance satisfactory to Wachovia Bank National Association and its counsel.

Schedule 1

15(m) Adjusted GAAP Net Worth to Required Capital Ratio of C-BASS. C-BASS covenants and agrees with the Administrative Agent and each Lender that it will not, directly or indirectly, permit the ratio of (i) the Adjusted GAAP Net Worth of C-BASS, to (ii) Required Capital, as of the last day of any calendar month, to be less than 1.0:1.0.

15(n) Minimum Adjusted GAAP Net Worth of C-BASS and Litton LP. C-BASS covenants and agrees with the Administrative Agent and each Lender that it will not at any time, directly or indirectly, permit its Adjusted GAAP Net Worth at any date to be less, at any time, than the sum of (i) $350,000,000, *plus* (ii) seventy-five percent (75%) of the aggregate amount of all Indebtedness issued by C-BASS and subordinated in right of payment and performance to the Obligations (including, without limitation, all Indebtedness of the type described in Paragraph 1(f) of Exhibit G to this Agreement) issued by C-BASS after May 1, 2003, *less* (iii) seventy-five percent (75%) of the aggregate amount of all Indebtedness issued by C-BASS and subordinated in right of payment and performance to the Obligations (including, without limitation, all Indebtedness of the type described in Paragraph 1(f) of Exhibit G to this Agreement) retired by C-BASS after May 1, 2003.

Exhibit 1

Deutsche - Town & Country
Due Diligence Summary
Prepared by The Clayton Group, Inc.
March, 2003

	Credit & Regulatory Compliance			Property Valuation			Total Due Diligence Deletions ©		
	# of Loans	$	% of Sample	# of Loans	$	% of Sample	# of Loans	$	% of Pool ©
Deletions:									
Credit violations	3	803,250	2.8%				3	803,250	0.8%
Compliance violations	2	399,600	1.4%				2	399,600	0.4%
Guideline and compliance violations	-	-	0.0%				-	-	0.0%
Property/value issue	-	-	0.0%				-	-	0.0%
Value Unsupported	-	-	0.0%	7	1,484,600	4.5%	7	1,484,600	1.4%
Subtotal - Deletions	5	1,202,850	4.1%	7	1,484,600	4.5%	12	2,687,450	2.5%
Deleted by Lender (d)	3	643,800	2.2%	-	-	0.0%	21	3,704,075	3.5%
No Exceptions	107	27,338,287	93.7%	180	31,667,739	95.5%	580	100,226,910	94.0%
Total Effective Sample Size (a)	115	29,184,937	100.0%	187	33,152,339	100.0%	613	106,618,435	100.0%
Passed valuation by AVM				426	73,466,096	68.9%			
Total Bid Pool (c)	613	$106,618,435	100.0%	613	$106,618,435	100.0%	613	$106,618,435	100.0%

Footnotes:

(a) The Sample Size reflected for the Property Valuation review actually represents the number of loans for which a 2055 was ordered after the loan failed the AVM test. In actuality, by means of the AVM test or the 2055 that was ordered, all loans were subject to a Property Valuation Review so the Total Bid Pool is considered as the entire population from which the percentages are determined.

(b) All balances shown are original principal balances of the loans

(c) The Total Bid Pool represents the total of two tapes provided to Deutsche to fulfill the commitment for February

(d) Loans were Deleted by Lender either due to LTV's > 95% which are not acceptable to Deutsche, loan amount less than minimum required by Deutsche, or pulled by the Lender due to failing Town & Country's internal quality control process.

Exhibit 1

Deutsche - Town & Country
Due Diligence Summary
Prepared by The Clayton Group, Inc.
February, 2003

	Credit & Regulatory Compliance			Property Valuation			Total Due Diligence Deletions ©		
	# of Loans	$	% of Sample	# of Loans	$	% of Sample	# of Loans	$	% of Pool ©
Deletions:									
Credit violations			0.0%				-	-	0.0%
Compliance violations			0.0%				-	-	0.0%
Guideline and compliance violations			0.0%				-	-	0.0%
Property/value issue	2	258,000	0.8%				2	258,000	0.2%
Value Unsupported	-	-		2	220,800	0.9%	2	220,800	0.2%
Subtotal - Deletions	2	258,000	0.8%	2	220,800	0.9%	4	478,800	0.4%
Deleted by Lender (d)	10	2,019,150	6.1%	8	1,178,500	4.7%	21	3,704,075	3.4%
No Exceptions	122	30,720,226	93.1%	127	23,537,451	94.4%	611	104,317,736	96.1%
Total Effective Sample Size (a)	134	32,997,376	100.0%	137	24,936,751	100.0%	636	108,500,611	100.0%
Passed valuation by AVM				499	83,563,860	77.0%			
Total Bid Pool (c)	636	$108,500,611	100.0%	636	$108,500,611	100.0%	636	$108,500,611	100.0%

Footnotes:

(a) The Sample Size reflected for the Property Valuation review actually represents the number of loans for which a 2055 was ordered after the loan failed the AVM test. In actuality, by means of the AVM test or the 2055 that was ordered, all loans were subject to a Property Valuation Review so the Total Bid Pool is considered as the entire population from which the percentages are determined.

(b) All balances shown are original principal balances of the loans

(c) The Total Bid Pool represents the total of three tapes provided to Deutsche to fulfill the commitment for February

(d) Loans were Deleted by Lender either due to LTV's > 95% which are not acceptable to Deutsche, loan amount less than minimum required by Deutsche, or pulled by the Lender due to failing Town & Country's internal quality control process.

Exhibit 1

Deutsche - Town & Country
Due Diligence Summary
Prepared by The Clayton Group, Inc.
April, 2003

	Credit & Regulatory Compliance			Property Valuation			Total Due Diligence Deletions ©		
	# of Loans	$	% of Sample	# of Loans	$	% of Sample	# of Loans	$	% of Pool ©
Deletions:									
Credit violations	1	170,000	0.3%				1	170,000	0.1%
Compliance violations	1	270,000	0.5%				1	270,000	0.2%
Guideline and compliance violations	-	-	0.0%				-	-	0.0%
File not delivered	1	225,000	0.4%				1	225,000	0.1%
Value Unsupported	-	-	0.0%	10	1,713,000	4.8%	10	1,713,000	1.0%
Subtotal - Deletions	3	665,000	1.3%	10	1,713,000	4.8%	13	2,378,000	1.4%
Deleted by Lender (d)	18	5,060,299	9.9%	-	-	0.0%	18	5,060,299	2.9%
No Exceptions	187	45,571,674	88.8%	180	34,168,481	95.2%	997	164,400,024	95.7%
Total Effective Sample Size (a)	208	51,296,973	100.0%	190	35,881,481	100.0%	1,028	171,838,323	100.0%
Passed valuation by AVM				838	135,956,842	79.1%			
Total Bid Pool (c)	1,028	$171,838,323	100.0%	1,028	$171,838,323	100.0%	1,028	$171,838,323	*100.0%*

Footnotes:

(a) The Sample Size reflected for the Property Valuation review actually represents the number of loans for which a 2055 was ordered after the loan failed the AVM test. In actuality, by means of the AVM test or the 2055 that was ordered, all loans were subject to a Property Valuation Review so the Total Bid Pool is considered as the entire population from which the percentages are determined.

(b) All balances shown are original principal balances of the loans

(c) The Total Bid Pool represents the total of two tapes provided to Deutsche to fulfill the commitment for February

(d) Loans were Deleted by Lender either due to LTV's > 95% which are not acceptable to Deutsche, loan amount less than minimum required by Deutsche, or pulled by the Lender due to failing Town & Country's internal quality control process.

ACE 03-TC1

Assumptions:
1) Prepayment - Pricing x 1.25%
2) Index - as specified

		Excess Spread (bps)				Excess Spread (bps)	
Period	**Date**	**Fwrd LIBOR**	**Fwrd LIBOR +150bps**	**Period**	**Date**	**Fwrd LIBOR**	**Fwrd LIBOR +150bps**
1	8/25/2003	408	207	**49**	8/25/2007	272	207
2	9/25/2003	461	307	**50**	9/25/2007	266	201
3	10/25/2003	466	316	**51**	10/25/2007	276	215
4	11/25/2003	459	305	**52**	11/25/2007	258	193
5	12/25/2003	464	315	**53**	12/25/2007	283	221
6	1/25/2004	454	300	**54**	1/25/2008	263	197
7	2/25/2004	455	301	**55**	2/25/2008	257	191
8	3/25/2004	461	317	**56**	3/25/2008	283	227
9	4/25/2004	452	298	**57**	4/25/2008	248	182
10	5/25/2004	448	299	**58**	5/25/2008	260	199
11	6/25/2004	441	288	**59**	6/25/2008	249	183
12	7/25/2004	444	295	**60**	7/25/2008	260	199
13	8/25/2004	414	261	**61**	8/25/2008	256	189
14	9/25/2004	408	255	**62**	9/25/2008	251	185
15	10/25/2004	409	261	**63**	10/25/2008	263	202
16	11/25/2004	396	243	**64**	11/25/2008	245	179
17	12/25/2004	398	250	**65**	12/25/2008	267	205
18	1/25/2005	385	232	**66**	1/25/2009	247	181
19	2/25/2005	379	226	**67**	2/25/2009	244	177
20	3/25/2005	397	258	**68**	3/25/2009	289	237
21	4/25/2005	367	215	**69**	4/25/2009	237	171
22	5/25/2005	374	240	**70**	5/25/2009	252	190
23	6/25/2005	374	306	**71**	6/25/2009	206	149
24	7/25/2005	377	314	**72**	7/25/2009	219	163
25	8/25/2005	328	260	**73**	8/25/2009	209	152
26	9/25/2005	320	252	**74**	9/25/2009	207	151
27	10/25/2005	322	258	**75**	10/25/2009	221	165
28	11/25/2005	308	241	**76**	11/25/2009	203	148
29	12/25/2005	333	275	**77**	12/25/2009	225	170
30	1/25/2006	314	251	**78**	1/25/2010	206	153
31	2/25/2006	305	242	**79**	2/25/2010	204	152
32	3/25/2006	333	283	**80**	3/25/2010	254	204
33	4/25/2006	289	226	**81**	4/25/2010	201	150
34	5/25/2006	297	238	**82**	5/25/2010	217	166
35	6/25/2006	295	232	**83**	6/25/2010	202	152
36	7/25/2006	300	241	**84**	7/25/2010	217	168
37	8/25/2006	282	219	**85**	8/25/2010	215	163
38	9/25/2006	283	218	**86**	9/25/2010	213	163
39	10/25/2006	294	234	**87**	10/25/2010	230	179
40	11/25/2006	281	217	**88**	11/25/2010	212	163
41	12/25/2006	307	247	**89**	12/25/2010	233	183
42	1/25/2007	289	224	**90**	1/25/2011	215	167
43	2/25/2007	282	217	**91**	2/25/2011	215	167
44	3/25/2007	317	267	**92**	3/25/2011	267	217
45	4/25/2007	271	206	**93**	4/25/2011	214	168
46	5/25/2007	282	221	**94**	5/25/2011	232	186
47	6/25/2007	277	212	**95**	6/25/2011	215	171
48	7/25/2007	285	225	**96**	7/25/2011	233	188

Town & Country
Preliminary Collateral Analysis
All records
1,829 records
Balance: 308,114,626

Deutsche Bank 

Remaining Principal Balance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	FICO Score	Weighted Average Original LTV	% Full Doc	% Primary Residence	% Single Family Residence
25,000.01 - 50,000.00	14	615,524.10	8.54	9.127	254	623.2	61.50	93.51	92.83	85.91
50,000.01 - 75,000.00	102	6,595,293.23	91.46	9.078	320	591.4	68.72	71.90	91.63	80.08
Total:	116	7,210,817.33	100.00	9.082	315	594.1	68.11	73.74	91.73	80.58

Loan Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	FICO Score	Weighted Average Original LTV	% Full Doc	% Primary Residence	% Single Family Residence
Refinance - Cashout	1,068	169,676,601.57	55.07	8.056	348	618.8	78.91	69.23	95.29	80.01
Refinance - Rate Term	753	137,434,874.00	44.61	7.703	351	635.1	83.06	74.08	97.66	84.16
Purchase	8	1,003,150.64	0.33	8.453	358	621.0	84.81	57.65	91.65	78.40
Total:	1,829	308,114,626.21	100.00	7.899	350	626.1	80.78	71.35	96.33	81.86

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	FICO Score	Weighted Average Original LTV	% Full Doc	% Primary Residence	% Single Family Residence
Single Family Residence	1,501	252,210,413.28	81.86	7.905	350	625.2	81.00	72.57	97.44	100.00
PUD	120	19,719,000.70	6.40	7.978	346	619.4	82.58	65.35	97.84	0.00
Condo	114	19,364,025.77	6.28	7.700	351	633.4	81.13	69.87	94.28	0.00
2-4 Family	93	16,660,833.65	5.41	7.972	350	636.3	74.89	61.44	80.21	0.00
Manufactured Housing	1	160,352.81	0.05	5.990	357	765.0	79.90	100.00	100.00	0.00
Total:	1,829	308,114,626.21	100.00	7.899	350	626.1	80.78	71.35	96.33	81.86

Lien Position	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	FICO Score	Weighted Average Original LTV	% Full Doc	% Primary Residence	% Single Family Residence
1st Lien	1,829	308,114,626.21	100.00	7.899	350	626.1	80.78	71.35	96.33	81.86
Total:	1,829	308,114,626.21	100.00	7.899	350	626.1	80.78	71.35	96.33	81.86

Deutsche Bank 

FICO Score	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	FICO Score	Weighted Average Original LTV	% Full Doc	% Primary Residence	% Single Family Residence
500 - 524	90	12,102,060.57	10.44	9.487	357	515.3	72.44	73.65	98.24	85.79
525 - 549	175	25,622,524.65	22.10	9.362	354	535.7	73.77	74.37	98.40	85.87
550 - 574	304	49,295,361.36	42.52	8.746	353	560.2	79.50	73.68	98.44	82.70
575 - 599	186	28,901,987.68	24.93	8.653	353	586.7	79.80	76.50	97.85	80.56
Total:	755	115,921,934.26	100.00	8.936	354	556.7	77.57	74.53	98.26	83.19

Orig LTV gt 80	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	FICO Score	Weighted Average Original LTV	% Full Doc	% Primary Residence	% Single Family Residence
75.01 - 80.00	127	17,400,902.70	8.84	8.594	345	598.0	80.00	52.43	96.22	75.74
80.01 - 85.00	348	58,746,162.62	29.84	8.156	352	610.0	83.89	69.20	97.28	83.35
85.01 - 90.00	449	85,186,150.08	43.26	7.698	354	633.5	89.14	79.43	97.42	83.26
90.01 - 95.00	174	35,563,733.78	18.06	6.924	350	683.2	94.12	95.61	100.00	85.08
Total:	1,098	196,896,949.18	100.00	7.774	352	632.3	87.66	76.91	97.74	82.95

Combined Orig Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	FICO Score	Weighted Average Original LTV	% Full Doc	% Primary Residence	% Single Family Residence
20.01 - 25.00	2	259,311.27	0.08	7.193	357	661.1	21.74	23.12	100.00	0.00
25.01 - 30.00	2	158,634.49	0.05	8.358	357	627.8	27.30	48.45	100.00	100.00
30.01 - 35.00	11	1,132,385.77	0.37	7.746	321	659.2	33.34	72.91	77.88	78.84
35.01 - 40.00	5	439,529.07	0.14	7.959	315	635.7	38.67	33.98	100.00	76.34
40.01 - 45.00	17	1,703,545.60	0.55	8.471	326	605.6	42.60	49.64	100.00	88.77
45.01 - 50.00	23	2,989,652.45	0.97	8.157	338	624.7	47.59	44.59	78.07	78.81
50.01 - 55.00	43	5,678,180.88	1.84	8.295	351	614.5	52.90	67.55	92.43	80.20
55.01 - 60.00	56	7,694,649.44	2.50	8.498	350	592.8	58.21	75.45	92.47	78.40
60.01 - 65.00	74	9,881,864.15	3.21	8.269	347	606.9	62.65	69.98	88.98	81.57
65.01 - 70.00	136	20,310,780.02	6.59	8.028	344	623.5	67.96	65.07	90.30	81.30
70.01 - 75.00	206	33,051,478.30	10.73	8.286	345	605.3	73.37	52.76	97.83	79.82
75.01 - 80.00	283	45,318,568.29	14.71	8.107	347	615.3	78.74	59.66	96.01	77.82
80.01 - 85.00	348	58,746,162.62	19.07	8.156	352	610.0	83.89	69.20	97.28	83.35
85.01 - 90.00	449	85,186,150.08	27.65	7.698	354	633.5	89.14	79.43	97.42	83.26
90.01 - 95.00	174	35,563,733.78	11.54	6.924	350	683.2	94.12	95.61	100.00	85.08
Total:	1,829	308,114,626.21	100.00	7.899	350	626.1	80.78	71.35	96.33	81.86

Deutsche Bank 

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	FICO Score	Weighted Average Original LTV	% Full Doc	% Primary Residence	% Single Family Residence
Primary	1,753	296,821,317.09	96.33	7.902	349	624.7	81.08	71.60	100.00	82.79
Non-Owner Occupied	74	10,892,191.38	3.54	7.786	354	665.9	72.30	63.60	0.00	57.14
Second Home	2	401,117.74	0.13	8.770	359	571.7	87.39	100.00	0.00	59.39
Total:	1,829	308,114,626.21	100.00	7.899	350	626.1	80.78	71.35	96.33	81.86

Back Ratio	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	FICO Score	Weighted Average Original LTV	% Full Doc	% Primary Residence	% Single Family Residence
40.01 - 45.00	362	63,263,989.42	38.04	7.855	349	627.7	81.89	69.30	96.83	80.17
45.01 - 50.00	471	86,141,241.66	51.80	7.866	352	625.9	83.39	72.60	98.19	83.10
50.01 - 55.00	92	16,884,862.28	10.15	8.546	353	585.8	78.24	81.82	97.30	80.27
Total:	925	166,290,093.36	100.00	7.931	351	622.5	82.30	72.28	97.58	81.70

Minimum: 40.30
Maximum: 55.00
Weighted Average: 46.73

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	FICO Score	Weighted Average Original LTV	% Full Doc	% Primary Residence	% Single Family Residence
Full	1,342	219,851,423.63	71.35	7.888	350	623.4	82.12	100.00	96.67	83.26
Stated Documentation	339	59,432,985.08	19.29	8.009	349	632.6	76.54	0.00	95.93	78.75
Limited/Lite	148	28,830,217.50	9.36	7.758	350	632.5	79.32	0.00	94.64	77.60
Total:	1,829	308,114,626.21	100.00	7.899	350	626.1	80.78	71.35	96.33	81.86

Deutsche Bank 

Coupons (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	FICO Score	Weighted Average Original LTV	% Full Doc	% Primary Residence	% Single Family Residence
10.001 - 10.500	53	6,628,000.24	61.48	10.328	356	556.3	74.03	69.50	98.90	90.79
10.501 - 11.000	21	2,545,696.21	23.61	10.793	337	544.2	74.32	51.38	100.00	69.18
11.001 - 11.500	3	351,506.99	3.26	11.427	358	526.9	66.49	100.00	100.00	59.06
11.501 - 12.000	7	666,844.67	6.19	11.935	358	535.2	66.52	38.48	83.22	80.01
12.001 - 12.500	2	144,302.20	1.34	12.250	359	541.3	82.34	100.00	100.00	0.00
12.501 - 13.000	3	381,384.67	3.54	12.853	358	568.2	72.03	65.29	56.92	100.00
13.001 - 13.500	1	63,154.18	0.59	13.500	358	527.0	55.00	100.00	0.00	100.00
Total:	90	10,780,889.16	100.00	10.707	352	551.2	73.32	64.73	96.17	83.15

Minimum: 10.050
Maximum: 13.500
Weighted Average: 10.707

Credit Grade	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	FICO Score	Weighted Average Original LTV	% Full Doc	% Primary Residence	% Single Family Residence
2A	254	42,559,958.95	13.81	8.306	354	587.1	82.25	74.12	98.31	80.83
3A	89	14,859,559.17	4.82	7.782	354	618.1	82.85	79.26	96.18	74.49
4A	76	13,828,888.71	4.49	7.667	355	633.7	82.84	60.95	99.00	73.23
5A	97	16,814,021.54	5.46	7.290	355	648.3	86.77	76.20	100.00	89.82
6A	87	15,337,096.28	4.98	7.102	350	668.5	85.26	70.98	92.16	72.95
7A	121	24,003,349.99	7.79	6.720	342	691.8	84.88	60.77	94.96	84.29
8A	142	25,176,546.61	8.17	6.342	342	733.8	80.91	70.88	94.88	83.04
A	191	31,785,717.26	10.32	8.778	350	573.4	79.84	74.66	97.19	82.82
AA	88	16,209,316.53	5.26	7.964	354	616.9	81.45	77.36	94.65	81.58
AAA	260	47,200,548.45	15.32	7.090	341	685.1	82.14	64.99	93.15	80.94
B	279	41,414,147.08	13.44	9.183	353	553.3	76.27	75.83	98.62	86.78
C	119	15,822,005.40	5.14	9.601	357	542.4	70.11	67.72	97.33	80.07
D	26	3,103,470.24	1.01	10.110	358	539.1	54.29	93.55	94.27	91.01
Total:	1,829	308,114,626.21	100.00	7.899	350	626.1	80.78	71.35	96.33	81.86

Town & Country
Preliminary Collateral Analysis
All records
1,829 records
Balance: 308,114,626

Deutsche Bank 

Geographic Distribution by State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Coupon	Weighted Average Remaining Term	FICO Score	Weighted Average Original LTV	% Full Doc	% Primary Residence	% Single Family Residence
Minnesota	321	48,194,811.32	37.37	8.041	345	634.3	81.86	78.59	96.43	89.80
Illinois	220	33,585,913.18	26.04	8.422	355	614.9	83.43	68.59	98.66	82.96
Colorado	165	27,393,705.00	21.24	7.620	355	642.1	83.12	62.65	96.95	81.18
Rhode Island	124	19,795,064.20	15.35	8.097	347	619.5	81.91	81.99	97.80	84.02
Total:	830	128,969,493.70	100.00	8.060	350	628.6	82.55	73.12	97.33	85.30

Number of States Represented: 4

Town & Country
Preliminary Collateral Analysis
All records
1,829 records
Balance: 308,114,626

Deutsche Bank 

JR. Balance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Average Remaining Principal Balance	Weighted Average Coupon	Weighted Average Original LTV	Weighted Average Effective Original LTV	Weighted Average Combined Original LTV
<= 0.00	1,798	303,297,031.64	98.44	168,685.78	7.901	80.80	55.40	80.80
0.01 - 10,000.00	6	714,217.10	0.23	119,036.18	9.183	78.72	66.53	83.04
10,000.01 - 20,000.00	9	1,228,639.88	0.40	136,515.54	7.904	85.13	52.58	93.54
20,000.01 - 30,000.00	6	835,063.99	0.27	139,177.33	8.228	71.80	50.72	83.72
30,000.01 - 40,000.00	3	459,726.57	0.15	153,242.19	7.691	79.32	49.56	97.39
40,000.01 - 50,000.00	4	567,361.74	0.18	141,840.44	6.996	75.25	49.71	99.25
50,000.01 - 60,000.00	1	381,232.34	0.12	381,232.34	6.990	87.13	49.66	99.43
60,000.01 - 70,000.00	1	387,164.91	0.13	387,164.91	6.999	85.00	49.30	99.82
70,000.01 - 80,000.00	1	244,188.04	0.08	244,188.04	6.990	69.60	49.42	92.19
Total:	1,829	308,114,626.21	100.00	168,460.70	7.899	80.78	55.36	80.98

ACE 03-TC1

Assumptions:

1) Prepayment - Pricing x 1.25%

2) Index - as specified

		Excess Spread (bps)				Excess Spread (bps)	
Period	Date	Fwrd LIBOR	Fwrd LIBOR +150bps	Period	Date	Fwrd LIBOR	Fwrd LIBOR +150bps
1	8/25/2003	408	207	**49**	8/25/2007	272	207
2	9/25/2003	461	307	**50**	9/25/2007	266	201
3	10/25/2003	466	316	**51**	10/25/2007	276	215
4	11/25/2003	459	305	**52**	11/25/2007	258	193
5	12/25/2003	464	315	**53**	12/25/2007	283	221
6	1/25/2004	454	300	**54**	1/25/2008	263	197
7	2/25/2004	455	301	**55**	2/25/2008	257	191
8	3/25/2004	461	317	**56**	3/25/2008	283	227
9	4/25/2004	452	298	**57**	4/25/2008	248	182
10	5/25/2004	448	299	**58**	5/25/2008	260	199
11	6/25/2004	441	288	**59**	6/25/2008	249	183
12	7/25/2004	444	295	**60**	7/25/2008	260	199
13	8/25/2004	414	261	**61**	8/25/2008	256	189
14	9/25/2004	408	255	**62**	9/25/2008	251	185
15	10/25/2004	409	261	**63**	10/25/2008	263	202
16	11/25/2004	396	243	**64**	11/25/2008	245	179
17	12/25/2004	398	250	**65**	12/25/2008	267	205
18	1/25/2005	385	232	**66**	1/25/2009	247	181
19	2/25/2005	379	226	**67**	2/25/2009	244	177
20	3/25/2005	397	258	**68**	3/25/2009	289	237
21	4/25/2005	367	215	**69**	4/25/2009	237	171
22	5/25/2005	374	240	**70**	5/25/2009	252	190
23	6/25/2005	374	306	**71**	6/25/2009	206	149
24	7/25/2005	377	314	**72**	7/25/2009	219	163
25	8/25/2005	328	260	**73**	8/25/2009	209	152
26	9/25/2005	320	252	**74**	9/25/2009	207	151
27	10/25/2005	322	258	**75**	10/25/2009	221	165
28	11/25/2005	308	241	**76**	11/25/2009	203	148
29	12/25/2005	333	275	**77**	12/25/2009	225	170
30	1/25/2006	314	251	**78**	1/25/2010	206	153
31	2/25/2006	305	242	**79**	2/25/2010	204	152
32	3/25/2006	333	283	**80**	3/25/2010	254	204
33	4/25/2006	289	226	**81**	4/25/2010	201	150
34	5/25/2006	297	238	**82**	5/25/2010	217	166
35	6/25/2006	295	232	**83**	6/25/2010	202	152
36	7/25/2006	300	241	**84**	7/25/2010	217	168
37	8/25/2006	282	219	**85**	8/25/2010	215	163
38	9/25/2006	283	218	**86**	9/25/2010	213	163
39	10/25/2006	294	234	**87**	10/25/2010	230	179
40	11/25/2006	281	217	**88**	11/25/2010	212	163
41	12/25/2006	307	247	**89**	12/25/2010	233	183
42	1/25/2007	289	224	**90**	1/25/2011	215	167
43	2/25/2007	282	217	**91**	2/25/2011	215	167
44	3/25/2007	317	267	**92**	3/25/2011	267	217
45	4/25/2007	271	206	**93**	4/25/2011	214	168
46	5/25/2007	282	221	**94**	5/25/2011	232	186
47	6/25/2007	277	212	**95**	6/25/2011	215	171
48	7/25/2007	285	225	**96**	7/25/2011	233	188